Monthly Report - November, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,029,768       13,074,917
Change in unrealized gain (loss) on open            3,791,737        (571,051)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           31,264
      obligations
   Change in unrealized gain (loss) from U.S.       (109,630)          182,154
      Treasury obligations
Interest Income 			              261,895        3,403,983
Foreign exchange gain (loss) on margin deposits      (43,902)        (195,959)
				                 ------------    -------------
Total: Income 				            6,929,868       15,925,308

Expenses:
   Brokerage commissions 		              589,193        6,940,733
   Management fee 			               59,570          577,516
   20.0% New Trading Profit Share 	              298,624          372,812
   Custody fees 		       	                    0           22,878
   Administrative expense 	       	               98,509        1,101,221
					         ------------    -------------
Total: Expenses 		                    1,045,896        9,015,160
Net Income(Loss)			   $        5,883,972        6,910,148
for November, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (119,684.234    $     4,060,304    152,063,640    156,123,944
units) at October 31, 2019
Addition of 		 	            313        727,073        727,386
439.832 units on November 1, 2019
Redemption of 		 	              0    (1,870,209)    (1,870,209)
(1,461.811) units on  November 30, 2019*
Net Income (Loss)               $       175,340      5,708,632      5,883,972
for November, 2019
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2019
(118,704.598 units inclusive
of 42.343 additional units) 	      4,235,957    156,629,136    160,865,093
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2019 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.79% 	     3.12%  $  1,222.47	   92,720.496 $   113,347,944
Series 3    3.37% 	     6.28%  $  1,757.91	   19,463.344 $    34,214,726
Series 4    4.32% 	     9.07%  $  2,256.08	    4,083.940 $     9,213,712
Series 5    3.31% 	     5.56%  $  1,677.89	    2,436.818 $     4,088,711

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				December 12, 2019
Dear Investor:

Broad-based gains came from trading interest rate, stock index and commodity futures, and currency forwards. In general, the increasing likelihood of a "phase one" trade deal between the U.S. and China, increasingly accommodative monetary policy globally and broadening steps toward more expansionary fiscal policy, especially in Asia, improved market sentiment and encouraged market participants to reduce their risk aversion.

In this more positive environment, long positions in U.S., Canadian, Japanese, Korean and Australian stock index futures were profitable. A short vix trade was also quite profitable. Short positions in EAFE and Emerging Market equity index futures added small gains. On the other hand, trading of Chinese, Hong Kong and Dutch equity futures produced small losses.

As the economic background improved and the need for safe haven investments receded, interest rates rose off of recent lows. Consequently, short positions Japanese, German, French, British, U.S. and Australian notes and bonds were profitable.

The U.S. dollar edged higher during November as the trade discussions with China advanced and as the U.S. economy continued to lead growth in the developed world. Political events in several countries including Chile, Brazil, India, and the U.K. weighed on the local currencies. Easier monetary policy positions in Australia, Brazil, Korea and Japan also weighed down local currencies. As a result, long dollar positions versus the currencies of Australia, Great Britain, Brazil, Chile, Switzerland, Japan, Korea,
India and the euro were profitable. Tiny gains were also posted by short dollar trades against the Russian ruble and Israeli shekel. Meanwhile, trading the dollar against the Polish and South African currencies and long euro positions against the Swedish and Norwegian currencies registered partially offsetting losses.

The improving U.S.-China prospects seemed to support crude prices and long positions in Brent crude and WTI crude were profitable. A short natural gas trade was profitable as ample supplies--evidenced by an 8-year high in European inventories--depressed prices even as we enter the winter heating season. Indeed, a long heating oil position and trading of London gas oil posted partially offsetting losses.

Metal trading registered a fractional gain as short positions in gold and silver, and, to a lesser extent, in zinc and platinum were profitable.

Trading of soft and agricultural commodities was marginally unprofitable as losses from short coffee, sugar and wheat trades outpaced the gains from short corn and soybean positions.



			     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman